RECD S.E.C.
JAN 2 1 2003
1086

McLAREN PERFORMANCE TECHNOLOGIES, INC.

2002 ANNUAL REPORT

PROCESSED
JAN 27 2003
THOMSON
FINANCIAL

Dear Stockholders of McLaren Performance Technologies, Inc:

You are cordially invited to join the Board of Directors and management of McLaren Performance Technologies at the Embassy Suites Hotel, 19525 Victor Parkway, Livonia, MI 48152 at for the Annual Meeting of Stockholders on Wednesday, February 26, 2003 at 9:30 am EST.

This past year has been challenging and exciting for our company. The summary of the year can basically be described as "Back to Basics" with the company and its streamlined management team refocusing on the core business that have made McLaren's past and should return us to a profitable future. New sales efforts have resulted in some of the largest orders in the company's history. Renewed focus on selling developmental engineering along with testing and manufacturing which are core competencies at McLaren allow us to make significant in roads with both our existing and more importantly, our new customers.

The year ahead will continue to be a mix of important opportunities tempered with challenges. McLaren's operating team and Directors are looking to these challenges with commitment and confidence.

We look forward to seeing you at the Annual Meeting. On behalf of the management and Directors of McLaren Performance Technologies, I want to thank you for your continued support and confidence in our team.

Regards,

Wiley R. McCoy

Wiley R. McCoy
Chief Executive Officer

Table of Contents

CORPORATE INFORMATION

McLaren Performance Technologies, Inc. (the "Company" or "McLaren") was incorporated as a Delaware corporation on January 28, 1986 as "Capital Equity Resources, Inc." On September 19, 1986, the name of the Company was changed to "ASHA Corporation." On January 7, 1999, ASHA Corporation acquired McLaren Engines, Inc., a privately held Delaware corporation incorporated in 1969. On April 28, 1999, the name of the Company was changed to "McLaren Automotive Group, Inc." The business was subsequently reorganized in September 1999, into two operating divisions, McLaren Traction Technologies (the former ASHA activities) and McLaren Engines (collectively, the "Divisions"). On April 18, 2000, the name of the Company was changed to "McLaren Performance Technologies, Inc."

Prior to the acquisition of McLaren Engines, ASHA was principally involved in the business of engineering research and development focused primarily on developing and licensing new technology business to the vehicle industry. The Company's major product had been the licensing of technology for Gerodisc, a proprietary, automatic, hydro-mechanical control device designed to improve vehicle traction and handling.

In February 2001, the Company announced that it had consolidated its Santa-Barbara, California-based traction business unit and had transferred its patented Gerodisc™ traction control technology, as well as related research and development, to its Livonia, Michigan headquarters. As of July 23, 2002, the Company sold this business segment to Eaton Corporation.

McLaren Engines, Inc., which was established to provide a North American base for Bruce McLaren Motor Racing, had gradually shifted its focus through the years from purely racing-related work to providing powertrain design, testing and development for vehicle Original Equipment Manufacturers (OEMs) and suppliers. Today, the McLaren Engines Division supplies a variety of products and services including:

- Power Development
- Endurance and Reliability Testing
- Steady State Emissions Testing
- Software Calibration and Development
- Custom Electronic Systems Development
- Engine Build/Teardown/Evaluation
- Powertrain Engineering and Design
- Noise/Vibration Studies
- Fabrication and Vehicle Build
- Rapid Prototyping
- EPA and CARB Certification
- Manufacturing and Field Support
- Warranty Failure Analysis
- Production Engine Audit
- Catalyst Aging and Development
- Accelerated Aging and Alternative to Extending Testing

McLaren Engines further expanded its capabilities in October 2000 by creating a dedicated Vehicle Development Center to better serve its Ford Racing and Advanced Powertrain customers. The Center includes design, development, fabrication and vehicle assembly capabilities to build complete prototypes and concept vehicles.

On April 11, 2001, the Company's newly formed wholly owned subsidiary McLaren Performance Products, Inc., an Ontario corporation, acquired all the issued and outstanding capital stock of 503129 Ontario Inc., an Ontario corporation ("Holding Company"), and thereby acquired control of Holding Company's wholly owned subsidiary, Dart Machine Ltd., an Ontario corporation. Dart Machine, Ltd. is a specialty manufacturer of precision powertrain components for original equipment applications and the automotive aftermarket. Dart Machine, Ltd. is based in Oldcastle, Ontario, Canada.

With the acquisition of control of Dart Machine, Ltd., the Company has further positioned itself with prototype-to-production capability. The added manufacturing capacity will allow McLaren Performance Products to expand into the branded consumer product category of the automotive performance aftermarket—a $25 billion industry with growth rates consistently in excess of the original equipment sector.

McLaren Performance Products machines cylinder heads, engines blocks and differential carrier housings for customers such as General Motors (Powertrain, Service Parts Operations and Racing), DaimlerChrysler (MOPAR products group), Ford Motor Company (Racing), and Getrag Gears. Furthermore, it fully assembles and tests completed cylinder heads.

Products and services produced by all the divisions of the Company are marketed principally to vehicle OEMs and suppliers. The Company's offerings are believed to be unique in the market in that a wide range of services are offered which relate specifically to powertrain/driveline technologies. Historically, these services have been developed by customers internally. Therefore, there are a limited number of outside resources available to provide these services. In the rapidly growing market, these internal resources have proved inadequate to satisfy industry demand; thus, the full spectrum of capabilities provided by the Company enables the Company to provide complete, turnkey solutions to its customers.

Because of the diversity of services it offers, McLaren Engines operates in several different market segments. While there are many competitors in these segments, McLaren Engines is well positioned and many of these competitors are also its customers. With regard to the few other broad-based competitors, McLaren Engines has a competitive advantage in that it serves as a supplier to multiple customers and it is not perceived as a specific dedicated supplier to a single OEM. Historically, McLaren Engine's chief competitive disadvantage has been a lack of focus on marketing. The Company has taken steps, particularly in the last half of 2002, to expand industry recognition and has sought to reach potential customers by marketing through its existing customers.

STOCK PRICE AND DIVIDEND INFORMATION

Market for Common Equity and Related Stockholder Matters

Market Information. As of December 3, 2002, the Company's Common Stock is no longer listed on the Nasdaq Small-Cap Market. During the periods indicated below, the Common Stock was listed on the Nasdaq Small-Cap Market and traded under the symbol "MCLN." The following table sets forth the high and low closing sales prices for the Company's Common Stock as reported on the Nasdaq Small-Cap Market for the periods indicated.

Quarter Ended	High	Low
December 31, 2000	$1.437	$0.468
March 31, 2001	$1.625	$0.750
June 30, 2001	$1.100	$0.750
September 30, 2001	$1.360	$0.620
December 31, 2001	$0.920	$0.480
March 31, 2002	$0.790	$0.500
June 30, 2002	$0.680	$0.370
September 30, 2002	$0.600	$0.180

The Company's Common Stock is now quoted on the OTC Bulletin Board (website: www.otcbb.com) under the symbol "MCLN." The OTCBB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter securities.

Holders of Common Stock. The approximate number of holders of record of the Company's Common Stock on December 17, 2002, was 2,222. Many shares are registered in the names of brokerage firms or other nominee names. As a result, the Company estimates that it has in excess of 3,400 beneficial owners of its Common Stock.

Dividends. Holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends have been paid with respect to the Company's Common Stock and no dividends are anticipated to be paid in the foreseeable future. Additionally, the bank convenants prohibit payment of dividends. The Company currently intends to retain all earnings to finance the development and expansion of its operations. The declaration of cash dividends in the future will be determined by the Board of Directors based upon the Company's earnings, financial condition, capital requirements and other relevant factors.

FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created thereby. These statements include the plans and objectives of management for future operations. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

Results of Operations for the Year Ended September 30, 2002 Versus the Year Ended September 30, 2001

During the fiscal year ended September 30, 2002, the Company had revenue of $15,689,148 as compared to $14,444,540 for the year ended September 30, 2001, which represents an increase of $1,244,608. The revenue by segment was as follows: McLaren Engines 74%, McLaren Performance Products 22%, and McLaren Traction 4%.

Costs of revenue for the fiscal year ended September 30, 2002 were $11,968,382 compared to $10,123,968 for the prior year ended September 30, 2001. Gross margin percentages in 2002 were negatively impacted as a result of increased component purchases made on behalf of customers for which no mark-up was passed through to the customer.

Total operating expenses were $4,830,848 for the fiscal year ended September 30, 2002, as compared to $4,563,039 for the prior fiscal year. The relatively small increase in operating expenses compared to the percentage increase in revenues is due to management's cost cutting efforts and a decrease in litigation expenses.

Research and development costs increased by $163,131 during the fiscal year ended September 30, 2002, as compared to 2001. This increase was due primarily to aftermarket development costs in McLaren Performance Products.

The Company's selling, general and administrative costs increased by approximately $429,861 in 2002 to $4,452,990 from the previous year's $4,023,129.

The Company reported an operating loss of $1,110,082 compared to the operating loss at September 30, 2001 of $242,467, an increase of 350%. This increase in operating losses is due in part to the sale of the Gerodisc™ property, which negated royalty revenue from McLaren Traction, along with a decrease in high margin services work in McLaren Engines, coupled with a loss of a customer based at McLaren Performance Products which consisted of high margin machining services.

Interest expense of approximately $537,429 for the latest fiscal year was a slight increase from the $535,190 for the prior year. Although the majority of the Company's debt is on a variable rate coupon, index to the prime rate, and there was a decline in short term rates throughout the fiscal year, the Company's acquisition of Dart Machine, Ltd. in April 2001 added significant debt to the Company, thus keeping interest expenses relatively the same.

The Company incurred a net loss of $439,117 in the fiscal year ended September 30, 2002, compared to the prior year's net loss of $681,399. Minimal revenue from McLaren Traction, coupled with the expenses associated with its ongoing operations, were significant factors in the Company's loss, as were the costs associated with a car development program and the return into the Indy racing program.

Liquidity and Capital Resources

As of September 30, 2002, the Company had a working capital deficit of approximately $5,108,631 compared to $994,120 on September 30, 2001. The decrease in working capital is due to the fact the Company is in default on a loan covenant to a bank. Because of this default, the Company is required to reclassify all of its long term debt with this bank as current. If the Company had no covenant defaults to the bank, the Company would show a working capital deficit of $1,566,414.

Operating activities for the year ended September 30, 2002, produced $1,083,677 of net cash compared to $780,483 of cash produced in the twelve months ended September 30, 2001. This was an improvement of $303,194 from the prior year ended September 30, 2001.

Investing activities for year ended September 30, 2002, used $541,077 of cash compared to $3,010,742 used for the comparable period in 2001. This decrease is attributable to the fact there were no funds used in connection with a corporate acquisition.

The Company anticipates that its operating cash requirements will be met by existing operations but that the Company's cash requirements in connection with any additional growth may exceed its available cash during the next twelve months. Through a combination of bank borrowings and sale of its common stock, the Company anticipates that it will be able to satisfy its growth capital needs.

Going Concern Opinion

The Company's independent accountants have issued a going concern opinion. That means that the accountants believe there is substantial doubt about the Company's ability to remain in business for the next 12 months unless additional capitalization is raised. The Company has suffered recurring losses from operations, has a deficit in working capital and is in default under its loan agreement with its primary lender. These matters raise substantial doubt about the Company's ability to continue as a going concern. The ability to continue in business is dependent on obtaining adequate capital funding to produce products and create significant market demand for these products. In addition, the financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

As mentioned above, the Company is in violation of certain loan covenants under its loan agreements, such as failure to maintain certain minimum ratios, tangible net worth, debt to equity ratios, and debt service coverage ratios. The Company's lender has not declared the Company in default and to date, has taken no action as a result of these defaults. The Company is working with its lender to cure the defaults as well as devising other strategies to resolve these issues such as the sale of certain assets or the sale of common shares.

Management plans to improve the Company's financial performance in 2003 and eventually return to profitability. Management believes that the Company's revenues will increase in 2003 with increased sales from its Dart subsidiary. Management also believes that the Company will continue to control its expenses through cost containment initiatives. Management believes successful implementation of the plans set forth above will enable the Company to continue as a going concern. If the Company is not successful in executing these plans, management may be forced to curtail operations or consider other strategic alternatives.

Significant Accounting Policies

The Company's significant accounting policies are more fully described in Note C to the financial statements. In order to prepare financial statements in conformity with generally accepted accounting principles, the Company is required to make estimates and assumptions that affect the reported amounts and disclosures in its financial statements. By their nature, these estimates are subject to an inherent degree of uncertainty and actual results could differ from the Company's estimates.

The Company's significant accounting policies include:

General—The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. As such, the Company is required to make certain estimates, judgments and assumptions that its believes are reasonable based upon information available. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating the reported consolidated financial results include the following:

Revenue Recognition—For sales of products, the Company recognizes revenue at the time the product is shipped and title is passed to its customers. For services, revenue is recognized when earned at the time of the related event. Advance sales and event related revenues for future events are deferred until earned.

Accounting for Certain Long-Lived Assets—The Company's consolidated balance sheets include significant amounts of long-lived assets and goodwill. The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset's carrying amount, the asset is written down to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Assumptions regarding the Company's future business outlook affects its evaluation. While the Company continues to review and analyze many factors that can impact its business prospects in the future, its analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions. The Company's judgments with regard to its future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
McLaren Performance Technologies, Inc.

We have audited the consolidated balance sheet of McLaren Performance Technologies, Inc. as of September 30, 2002 and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McLaren Performance Technologies, Inc. at September 30, 2002, and the consolidated results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company has suffered recurring losses from operations, has a deficit in working capital and is in default of its loan agreement with its primary bank lender. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also discussed in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

Southfield, Michigan
December 3, 2002

REPORT OF INDEPENDENT AUDITORS

Board of Directors
McLaren Performance Technologies, Inc.

We have audited the consolidated balance sheet of McLaren Performance Technologies, Inc. as of September 30, 2001 and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McLaren Performance Technologies, Inc. at September 30, 2001, and the consolidated results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Detroit, Michigan
November 28, 2001

McLAREN PERFORMANCE TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 412,695	$ 273,796
Accounts receivable, net of allowance for doubtful accounts of $25,000 and $65,000, respectively	2,817,200	3,180,649
Inventories	568,493	848,168
Prepaid expenses and other	228,864	284,442
Total Current Assets	4,027,252	4,587,055
Property and equipment, net of accumulated depreciation and amortization	7,906,100	8,053,796
Intangible assets, net of accumulated amortization	1,891,786	2,003,979
	$ 13,825,138	$ 14,644,830
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Lines of credit	$ 917,793	$ 600,000
Accounts payable	2,307,613	2,475,291
Customer deposits	42,000	60,000
Accrued payroll and related costs	273,785	297,884
Other accrued liabilities	295,645	256,016
Current portion of capital lease obligations	357,105	275,336
Current portion of long-term debt	4,941,942	1,616,648
Total Current Liabilities	9,135,883	5,581,175
Capital lease obligations, net of current portion	667,294	722,174
Long-term debt, net of current portion	638,463	4,598,854
Deferred taxes	629,495	767,969
Total Liabilities	11,071,135	11,670,172
Stockholders' equity		
Preferred stock, $.001 par value Authorized—10,000 shares No shares issued and outstanding	—	—
Common stock, $.00001 par value Authorized—20,000,000 shares Issued and outstanding—11,974,532 shares in 2002 and 11,711,940 in 2001	120	117
Additional paid-in capital	16,840,075	16,615,190
Accumulated deficit	(13,973,933)	(13,534,816)
Less: Treasury stock, 8,700 shares	(81,907)	(81,907)
Accumulated comprehensive loss	(30,352)	(23,926)
Total stockholders' equity	2,754,003	2,974,658
Total liabilities and stockholders' equity	$ 13,825,138	$ 14,644,830

The accompanying notes are an integral part of these financial statements.

McLAREN PERFORMANCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended September 30, 2002	2001
Revenue		
Service and product revenues	$15,170,026	$13,864,286
License and royalties	519,122	580,254
Total revenues	15,689,148	14,444,540
Cost of revenues	11,968,382	10,123,968
Gross profit	3,720,766	4,320,572
Operating expense		
Selling, general and administrative	4,452,990	4,023,129
Research and development	377,858	214,727
Litigation and related costs	—	325,183
	4,830,848	4,563,039
Loss from operations	(1,110,082)	(242,467)
Other income (expense)		
Interest expense	(537,429)	(535,190)
Interest income	1,410	8,748
Other	1,092,848	53,121
Loss before income taxes	(553,253)	(715,788)
Income tax benefit	(114,136)	(34,389)
Net loss	$ (439,117)	$ (681,399)
Basic and diluted net loss per share	$ (0.04)	$ (0.06)
Weighted average number of basic and diluted common shares outstanding	11,927,624	10,679,902
Comprehensive loss		
Net loss	$ (439,117)	$ (681,399)
Foreign currency translation adjustment	(6,426)	(23,926)
Reclassification of unrealized losses	—	25,017
	$ (445,543)	$ (680,308)

The accompanying notes are an integral part of these financial statements.

McLAREN PERFORMANCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,	
	2002	2001
Cash flows from operation activities		
Net loss	$ (439,117)	$ (681,399)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	1,139,140	845,717
Non-cash stock compensation	—	17,500
Gain on disposal of equipment	—	(20,173)
Loss on sales of available for sale securities	—	15,992
Gain on foreign currency translation	(6,426)	(23,926)
Decrease in deferred taxes	(138,474)	(47,639)
Changes in operating assets and liabilities		
Accounts receivable	363,449	330,846
Inventories	279,675	(271,388)
Prepaid expenses and other	55,578	224,356
Accounts payable	(167,678)	788,545
Customer deposits	(18,000)	(322,790)
Accrued payroll and related costs	(24,099)	(8,158)
Other accrued liabilities	39,629	(67,000)
Net cash provided by operating activities	1,083,677	780,483
Cash flows from investing activities		
Additions to property and equipment	(535,018)	(621,137)
Proceeds from disposal of equipment	—	253,190
Purchases of available for sale securities	—	(880)
Proceeds from sale of available for sale securities	—	40,795
Cash paid for acquisition, net of cash acquired	—	(2,682,710)
Additions to intangible assets	(6,059)	—
Net cash used in investing activities	(541,077)	(3,010,742)
Net cash from financing activities		
Net change in line of credit	317,793	(45,578)
Proceeds from issuance of common stock	224,888	1,362,309
Borrowings under notes payable	1,781,000	2,183,142
Repayments under notes payable	(2,416,096)	(1,318,619)
Repayments under capital lease obligations	(311,286)	(132,568)
Net cash (used in) provided by financing activities	(403,701)	2,048,686
Net increase (decrease) in cash and cash equivalents	138,899	(181,573)
Cash and cash equivalents at beginning of period	273,796	455,369
Cash and cash equivalents at end of period	$ 412,695	$ 273,796
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 515,000	$ 505,000
Cash paid for income taxes	$ 12,000	$ 2,000

The accompanying notes are an integral part of these financial statements.

McLAREN PERFORMANCE TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2002 AND 2001

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Comprehensive Loss	Total
	Shares	Amount					
Balance at October 1, 2000	9,888,517	$ 99	$14,910,899	$(12,853,417)	$(81,907)	$(25,017)	$1,950,657
Issuance of common stock in connection with private placement, net	1,362,112	14	1,362,295	—	—	—	1,362,309
Issuance of common stock in connection with acquisition, net	437,978	4	324,496	—	—	—	324,500
Issuance of common stock in connection with employee stock award	23,333	—	17,500	—	—	—	17,500
Other comprehensive income for 2001	—	—	—	—	—	1,091	1,091
Net loss for 2001	—	—	—	(681,399)	—	—	(681,399)
Balance at September 30, 2001	11,711,940	117	16,615,190	(13,534,816)	(81,907)	(23,926)	2,974,658
Issuance of common stock in connection with private placement	229,592	3	213,325	—	—	—	213,328
Issuance of common stock in exchange for services	8,000	—	5,060	—	—	—	5,060
Issuance of common stock upon debt conversion	25,000	—	6,500	—	—	—	6,500
Other comprehensive loss for 2002	—	—	—	—	—	(6,426)	(6,426)
Net loss for 2002	—	—	—	(439,117)	—	—	(439,117)
Balance at September 30, 2002	11,974,532	$120	$16,840,075	$(13,973,933)	$(81,907)	$(30,352)	$2,754,003

Note A—Description of the Company

McLaren Performance Technologies, Inc. (formerly McLaren Automotive Group, Inc.) (the "Company"), is incorporated in the State of Delaware. The Company primarily services the automotive industry and developing, validating and certifying engines and related components and products.

On April 11, 2001, McLaren Performance Products, Inc., an Ontario Corporation ("MPP"), which is a wholly owned subsidiary of the Company, acquired all of the issued and outstanding shares of 503129 Ontario Inc., an Ontario Corporation ("503129"), and thereby acquired control of 503129's wholly owned subsidiary, Dart Machine Ltd. ("Dart") in exchange for: (a) 437,978 shares of the Company's authorized but unissued Common Stock valued at CAN$500,000 at the close of business on April 11, 2001, (b) CAN$2,000,000 of subordinated debt to shareholders of 503129, and (c) CAN$3,750,000 in cash. In order to finance the acquisition, MPP borrowed CAN$3,760,000 from Bank One Canada. Immediately after the purchase, MPP paid off CAN$830,000 of existing debt of 503129 and Dart. The acquisition was accounted for under the purchase method of accounting. Goodwill of approximately CAN$2,140,000 (including acquisition costs of approximately CAN$450,000) resulting from the transaction is being amortized on a straight-line basis over twenty years. In addition, the Company acquired assets of CAN$8,800,000 and assumed liabilities of CAN$4,360,000.

Results of operations of MPP are included in the consolidated financial statements subsequent to April 11, 2001. Unaudited proforma operating results of the Company, assuming the acquisition had occurred on October 1, 2000, are as follows:

	2001 (Unaudited)
Revenue	$17,049,000
Loss from continuing operations	(932,000)
Net loss	(932,000)
Diluted EPS (loss)	(.09)

Note B—Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended September 30, 2002 and 2001, the Company incurred losses of $439,117 and $681,399. Additionally, the Company has a deficit in working capital and as discussed in Notes D and E, the Company's line of credit facilities expire in January 2003 and the Company is in violation of certain financial position and operating covenants contained in its bank credit agreement. The bank has reserved its right to take any action permitted under the bank credit agreement, including requiring the Company to repay all amounts borrowed from the bank totaling $5,067,334 at September 30, 2002. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management's plans with respect to these matters include the following:

Management plans to renew its existing line of credit facilities and to enter into a revised lending agreement with its bank to adjust certain financial covenants.

Management also plans to improve the Company's financial performance in 2003 and eventually return to profitability. Management believes that the Company's revenues will increase in 2003 with increased sales from its Dart subsidiary. Management also believes that the Company will continue to control its expenses through cost containment initiatives. Management believes successful implementation of the plans set forth above will enable the Company to continue as a going concern. If the Company is not successful in executing these plans, management may be forced to curtail operations or consider other strategic alternatives.

Note C—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company accounts and transactions have been eliminated. Certain amounts in prior years have been reclassified to conform to the current year presentations.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances in highly qualified financial institutions. At various times, such amounts are in excess of insured limits.

Fair Value of Financial Instruments

The carrying amounts of certain financial instruments such as cash, available for sale securities, accounts receivable, accounts payable and notes payable approximate their fair values.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

Inventories include the following:

	September 30,	
	2002	2001
Raw materials	$281,439	$231,347
Work in process	245,254	591,315
Finished goods	41,800	25,506
	$568,493	$848,168

Property and Equipment

Property and equipment are stated at cost and include significant expenditures that increase the asset lives. Ordinary maintenance and repairs are charged to operations as incurred. Gains or losses on asset disposals are included in the determination of net income.

Depreciation is computed on straight-line and accelerated methods over estimated useful lives as follows:

Building and improvements	20 to 25 years
Leasehold improvements	5 years
Machinery and equipment	5 to 15 years
Vehicles	5 years

Property and equipment consist of the following:

	September 30, 2002	September 30, 2001
Land	$ 769,945	$ 771,185
Building and improvements	3,492,518	2,739,989
Leasehold improvements	256,523	246,593
Machinery and equipment	5,915,145	5,833,586
Vehicles	156,906	72,607
Construction in process	—	77,536
	10,591,037	9,741,496
Less accumulated depreciation	2,684,937	1,687,700
	$ 7,906,100	$8,053,796

The machinery and equipment classification includes $1,396,602 and $1,062,393 of items under capital leases as of September 30, 2002 and 2001, respectively. As of September 30, 2002 and 2001, accumulated amortization of $129,416 and $39,197 was recorded on these assets, respectively.

For the years ended September 30, 2002 and 2001, the Company recorded depreciation and amortization expense of $1,020,889 and $775,259, respectively. This includes amortization expense of $90,219 and $36,106 on items under capital lease, respectively.

Intangible Assets

Intangibles include the following:

	September 30, 2002	September 30, 2001
Trademark	$ 551,802	$ 551,802
Goodwill and other	1,591,204	1,591,713
	2,143,006	2,143,515
Less accumulated amortization	251,220	139,536
	$1,891,786	$2,003,979

Goodwill represents the excess costs over fair value of net assets acquired. The Company re-evaluates goodwill and other intangibles on undiscounted operating cash flow whenever significant events or changes occur that might indicate impairment of recorded costs.

Intangible assets are being amortized on a straight-line basis over a period of 20 years. Amortization expense of $118,251 and $70,458 was recorded for years ended September 30, 2002 and 2001, respectively.

Customer Deposits

Customer deposits represent amounts paid by customers for services yet to be completed by the Company. Deposits are recognized as revenue when the related service is performed.

Revenue Recognition

The Company recognizes revenues from license fees in the period in which the license fees are earned. Service revenues are recognized as the services are performed. The Company recognizes contract revenues over the life of the contract using the percentage of completion method. When estimates indicate a loss, the full amount of the loss is accrued. The Company recognizes revenue from product sales upon shipment and transfer of title under standard commercial terms.

Research and Development

Costs associated with developing and testing new technologies are expensed as incurred.

Stock Options

For options granted to employees and Board members, the Company follows the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for these option grants. For options and warrants to non-employees, the Company follows the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), and accordingly, recognizes expense using a fair market value method.

Loss Per Share

Options to purchase common shares of approximately 1,729,900 and 1,770,000, as of September 30, 2002 and 2001, respectively, were not included in the computation of diluted net loss per share because such options would be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets". Under Statement 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The Company intends to conform to the requirements of the new SFAS upon its required adoption date of October 1, 2002. The Company has not yet determined the impact the SFAS will have on the recorded value of its goodwill.

In July 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, that is effective for years beginning after June 15, 2002. Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Management believes that the adoption of this pronouncement will not have a material impact on the Company's financial position or results of operations. The Company will comply with the requirements of Statement No. 142 beginning in 2003.

In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that is effective for years beginning after December 15, 2001. Statement No. 144 establishes one accounting model for long-lived assets to be disposed of by sale and addresses significant implementation issues. Management believes that the adoption of this pronouncement will not have a material impact on the Company's financial position or results of operations. The Company will comply with the requirements of Statement No. 142 beginning in 2003.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exist or disposal activity be recognized when the liability is incurred, as opposed to being recognized at the date an entity commits to an exit or disposal plan under EITF 94-3. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. This standard is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company anticipates the adoption of this SFAS will not have a material effect on its consolidated financial statements.

Significant Customers

During fiscal 2002, revenues from two customers represented 54 percent and 17 percent, respectively, of the Company's total revenues. These revenues were applicable to the McLaren Engines and McLaren Performance Products divisions of the Company. Those customers accounted for 24 percent and 50 percent, respectively, of accounts receivable at September 30, 2002.

During fiscal 2001, revenues from two customers represented 51 percent and 21 percent, respectively, of the Company's total revenues. These revenues were applicable to the McLaren Engines and McLaren Performance Products divisions of the Company. Those customers accounted for 19 percent and 38 percent, respectively, of accounts receivable at September 30, 2001.

Note D—Short Term Borrowings

The Company's McLaren Engines, Inc. subsidiary (Engines) maintains a line of credit with a bank. Engines may borrow up to the lesser of $1,400,000 or 80% of the accounts receivable not more than 90 days old. The interest rate is a at prime (4.50% at September 30, 2002). This line is secured by accounts receivable at Engines and provides for monthly interest payments with outstanding principal due in January 2003. The Company expects to renew this line of credit through 2004. As of September 30, 2002 and 2001, the outstanding balance on this line of credit totaled $650,000 and $600,000, respectively. As of September 30, 2002, $750,000 is available for use.

MPP maintains a line of credit with a bank and may borrow up to the lesser of CAN$1,500,000 or 80% of the accounts receivable not more than 90 days old. The interest rate is at Canadian prime plus 0.5% (5.0% at September 30, 2002). This line is secured by accounts receivable at MPP and provides for monthly interest payments with outstanding principal due in 2003. As of September 30, 2002 and 2001, the outstanding balance on this line of credit totaled US$267,793 and US$0, respectively. As of September 30, 2002, $101,687 is available for use.

Note E—Long-Term Debt

	2002	2001
Notes payable to a bank in monthly installments aggregating $47,166, including interest at rates ranging from prime plus .25% to prime plus 1.5% (4.75%–6.0%) at September 30, 2002. The notes are collateralized by all assets of the Company.	$ 1,595,544	$ 2,874,959
Notes payable to a bank in monthly installments aggregating $27,264, including interest ranging from 8.15% to 9.5%, at September 30, 2002. These notes are secured by various assets.	2,553,999	1,836,996
Subordinated notes payable to several individuals, quarterly payments of $118,003 including interest at 6%. The notes are unsecured.	964,648	1,104,633
Notes payable to individuals without interest requiring payment through 2005. The notes are unsecured.	110,895	127,064
Note payable requiring quarterly payments of $56,250 plus interest at 5%.	111,819	271,850
Subordinated convertible note payable to a director with payments of $5,208 plus interest at 2% above the prime rate commencing on May 1, 2003.	243,500	—
Total notes payable	5,580,405	6,215,502
Less current portion	(4,941,942)	(1,616,648)
Total	$ 638,463	$ 4,598,854

The agreements, under which the Company has the line of credit with a bank (see Note D) and the term loans, contain several financial covenants, including specified levels of tangible net worth, debt to equity ratios and debt service coverage. The terms of the Agreement also prohibit the payment of dividends, limit the amount of annual capital expenditures and include other restrictive covenants. The Company is not in compliance with the tangible net worth, debt to equity ratios and debt service coverage covenants as of September 30, 2002. The bank and management are in discussion to revise the agreements and management is pursuing other solutions to the violations.

Future scheduled maturities of notes payable as of September 30, 2002 are as follows:

Year Ending September 30,	
2003	$4,941,942
2004	390,358
2005	81,403
2006	147,160
2007	19,542
	$5,580,405

Note F—Capital Lease Obligations

The Company leases certain machinery and equipment under various agreements that expire in 2007. The leases have been accounted for as capital leases for financial reporting purposes. Future minimum lease payments under the leases consist of the following:

Year Ending September 30,	
2003	$ 435,165
2004	331,102
2005	242,252
2006	123,331
2007	52,476
Total minimum lease payments	1,184,326
Less amounts representing interest	159,927
Present value of net minimum lease payments (including $357,105 classified as current)	$1,024,399

Note G—Related Party Transactions

Through June 15, 2002, the Company supplied engines to an Indy Racing League team which is 30% owned by a member of the Company's Board of Directors. Pursuant to the terms of this arrangement, the Company billed approximately $322,000 of costs associated with purchased parts and absorbed approximately $248,000 of internal costs associated with this promotional program. Amounts owed to the Company at September 30, 2002 is $28,695 and are included in accounts receivable.

Note H—Income Taxes

Deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

Differences between the provision for income tax credits and income tax credits at the statutory federal income tax rate are as follows:

	September 30,	
	2002	2001
Income tax credit at statutory U.S. federal rates	$(188,106)	$(243,368)
Tax benefits not recognized due to loss carryforwards	30,612	189,733
Change in valuation allowance	(5,438)	—
Goodwill amortization and other	48,796	19,246
	$(114,136)	$ (34,389)

Under SFAS No. 109, deferred tax assets (liabilities) are recognized for temporary differences that will result in deductible amounts in future periods. The components of the deferred tax assets (liabilities) are as follows:

	September 30,	
	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 3,335,272	$ 2,979,872
Capitalized research and development costs for tax purposes	102,862	102,862
Loss on investment	1,440,354	1,440,354
Accrued expenses	186,140	258,849
Other	6,619	78,552
Total deferred tax assets	5,071,247	4,860,489
Deferred tax liability:		
Property and equipment	(1,403,647)	(1,325,925)
Less: Valuation reserve	(4,297,095)	(4,302,533)
Net total deferred tax liability	$ (629,495)	$ (767,969)

Realization of the net deferred income tax asset is dependent on generating sufficient taxable income during the periods in which temporary differences will reverse. Due to the Company's historical operating loss, a valuation reserve equal to the net deferred income tax asset has been recorded in the United States. As a result of the acquisition in Canada, the Company recorded a deferred tax liability of approximately $768,000 during 2001 relating to future Canadian income taxes.

The net operating loss carryforwards as of September 30, 2002 for U.S. federal tax purposes are approximately $9,000,000 and expire beginning in 2011.

Components of the credit for income taxes are as follows:

	September 30,	
	2002	2001
Foreign taxes payable (credit):		
Current	$ 24,338	$ 13,250
Deferred	(138,474)	(47,639)
	$(114,136)	$(34,389)

Note I—Stock Option Plans

In August 1993, the Company's Board of Directors approved the 1993 Nonqualified Stock Option Plan in which any employee, officer, director or consultant that the Board, in its sole discretion, designates is eligible to participate. At September 30, 2002, no options were outstanding under this plan.

In December 1994, the Company's Board of Directors approved the 1994 Stock Option Plan which expires in 2004 and provides for the granting of options to purchase up to 750,000 shares of common stock, consisting of both incentive and nonqualified stock options. Incentive stock options are issuable only to employees of the

Company and may not be granted at an exercise price less than the fair market value of the common stock on the date the option is granted. Vesting provisions are determined by the Board at the time the options are granted, and the options expire three to five years from the date of the grant.

On July 1, 1997, the Company's Board of Directors adopted amendments to the 1994 Stock Option Plan to increase the number of options which may be granted under the plan to 1,000,000; to allow the exercise price of options to be paid by means other than cash; and to allow options to be granted with reload provisions. On December 16, 1997, the Company's Board of Directors adopted an additional amendment to increase the number of options which may be granted under the plan to 1,400,000. These amendments were approved by the Company's shareholders on April 3, 1998. On October 28, 1998 and December 29, 1999 the Board of Directors adopted additional amendments to increase the number of options which may be granted under the plan to 1,800,000 and 2,000,000, respectively.

In 1999, the Company entered into three employment agreements, which call for annual option grants totaling 75,000 shares.

In July 1997, the Company granted, under no specific plan, an option to a consultant to purchase up to 93,100 shares of its common stock at the exercise price of $4.375 per share. The options vest at the rate of 2,100 per month plus 17,500 at the date of grant.

On March 13, 2000 the Company's Board of Directors adopted the 2000 Stock Option Plan due to the fact that the majority of shares available for grant under the 1994 Stock Option Plan had been granted. The 2000 Plan will expire in 2010. The 2000 Stock Option Plan was approved by the Company's shareholders on April 18, 2000. The total number of shares that may be issued under the 2000 Plan may not exceed 2,000,000. The 2000 Plan is administered by the Compensation Committee of the Board of Directors.

A summary of the Company's outstanding stock options and activity follows:

	Year Ended September 30,			
	2002		2001	
	Shares Under Options	Weighted Average Exercise Price	Shares Under Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,771,312	$3.13	1,587,733	$3.89
Granted	767,500	.51	410,000	.87
Exercised	—	—	—	—
Forfeited	(808,912)	3.67	(226,421)	3.87
Outstanding at end of year	1,729,900	1.70	1,771,312	3.13
Exercisable at end of year	1,154,900	2.24	1,361,312	3.80

The following table summarizes information about stock options outstanding as of September 30, 2002:

Exercise Price Average	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life
$3.25 – $6.50	356,250	$4.317	.94 years
$.380 – $3.00	1,373,650	$1.531	7.67 years

As permitted by SFAS No. 123, the Company continues to apply the accounting rules of APB 25 governing the recognition of compensation expense form its stock option plans. Had the Company applied the fair value based method of accounting, which is not required, to all grants of stock options, the Company would have recorded additional compensation expense and computed proforma net loss and loss per share amounts as follows:

	Year Ended September 30,	
	2002	2001
Additional compensation expense	$ 280,879	$ 69,954
Pro forma net loss	(719,996)	(751,353)
Pro forma loss per share:		
Basic	$ (.06)	$ (.07)
Diluted	$ (.06)	(.07)

These pro forma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option pricing model. The following assumptions were applied; (i) risk-free interest rates ranging from 2.3 percent to 6.0 percent for all options, (ii) expected lives of 3 to 10 years for all options, (iii) expected volatility of 84% percent for 2002 and 81 percent for 2001 and (iv) no expected dividends. The weighted average grant date fair value of options granted during 2002 approximated $0.44.

Note J—Commitments

Lease Commitments

The Company leases building and office space, equipment and vehicles under various operational lease agreements extending through fiscal 2005. The following is a schedule of future minimum rental payments for the next five years:

Year Ending September 30,	
2003	$105,295
2004	104,287
2005	79,960
2006	-0-
2007	-0-

Rental expense of $177,900 and $189,500 was recorded during years ended September 30, 2002 and 2001, respectively.

Employment Contracts

As of September 30, 2002, the Company had employment contracts with three of its officers. These contracts call for monthly payments aggregating $39,583. These contracts expire in December 2002, April 2003 and October 2003.

Note K—Employee Benefit Plans

The Company has a 401(k) Plan under which all eligible employees may contribute up to 15 percent of their compensation. The Company matches contributions up to two percent of the participant's compensation.

During the year ended September 30, 2001, the Company merged its two separate 401(k) plans into one plan. The first of these plans had a 10 percent matching of employee contributions where the employee could contribute annually up to 15 percent to their total compensation. Under the terms of the second plan, the Company would match the employees' contribution up to 2 percent of their total compensation where the employee could contribute up to 18 percent their total compensation.

The Company also maintains a matching RSP plan for its Canadian employees. The Company matches the first $25 of each employee's monthly contributions.

The Company's contributions were $70,928 and $74,301 for the years ended September 30, 2002 and 2001, respectively.

Note L—Reportable Segments

McLaren Performance Technologies, Inc. has three reportable segments. As discussed in Note A, McLaren Engines derives its revenues from designing, developing, fabricating, testing and validating engines and related components for the automotive OEM's. McLaren Traction Technologies derives revenues from license fees and royalties relating to its GERODISC technology, as well as from performing research and development on a fee for service basis. McLaren Performance Products is a specialty manufacturer of automotive powertrain products.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income or loss from operations before income taxes, and accounts for inter-segment sales as if they were to third parties.

Financial information by reportable segment is as follows:

	September 30, 2002	September 30, 2001
Revenues:		
McLaren Traction	$ 624,100	$ 644,500
McLaren Engines	11,775,900	12,065,100
McLaren Performance Products	3,453,400	1,850,800
Intercompany eliminations	(164,300)	(115,900)
	$15,689,100	$14,444,500
Interest expense:		
McLaren Traction	$ 31,400	$ 60,000
McLaren Engines	208,800	267,600
McLaren Performance Products	278,400	177,800
McLaren Corporate	18,800	29,800
	$ 537,400	$ 535,200
Depreciation and amortization:		
McLaren Traction	$ 93,300	$ 105,000
McLaren Engines	638,900	570,000
McLaren Performance Products	384,100	150,000
McLaren Corporate	22,800	20,700
	$ 1,139,100	$ 845,700
Income (loss) before income taxes:		
McLaren Traction	$ 979,900	$ (100,100)
McLaren Engines	(48,400)	589,800
McLaren Performance Products	(571,300)	(123,100)
McLaren Corporate	(913,500)	(1,082,400)
	$ (553,300)	$ (715,800)
Segment assets:		
McLaren Traction	$ 154,500	$ 416,100
McLaren Engines	6,873,500	7,612,300
McLaren Performance Products	6,622,900	6,390,100
McLaren Corporate	174,200	226,300
	$13,825,100	$14,644,800
Expenditures for segment assets		
McLaren Traction	$ —	$ —
McLaren Engines	478,400	596,700
McLaren Performance Products	13,400	—
McLaren Corporate	43,200	24,500
	$ 535,000	$ 621,200

Note M—Selected Quarterly Financial Data (Unaudited)

Quarterly consolidated results of operations are summarized as follows:

	Quarter Ended			
	December 31,	March 31,	June 30,	September 30,
2002				
Revenues	$4,044,000	$3,597,100	$4,232,800	$3,815,200
Gross profit	931,400	772,500	1,029,000	987,900
(Loss) before tax provision	(306,200)	(368,100)	(238,500)	359,500
Net income (loss)	(274,200)	(353,800)	(238,200)	427,000
Earnings (loss) per share	(0.02)	(.03)	(.02)	.04
2001				
Revenues	$2,990,100	$3,254,800	$4,152,600	$4,047,000
Gross profit	1,128,200	921,600	1,218,400	1,052,400
Loss before tax provision	(59,200)	(195,500)	(61,600)	(399,500)
Net loss	(59,200)	(195,500)	(61,600)	(365,100)
Loss per share	(0.01)	(0.02)	(0.01)	(.03)

Quarterly loss per share may not add up to annual loss per share because of rounding and shares issued during the year.

Note N—Equity Transactions

During fiscal 2002 the Company sold 229,592 shares of its common stock. Net proceeds after issuance costs were approximately $213,000.

The Company also issued warrants as follows:

Shares Under Warrant	Exercise Price	Expiration Date
22,959	$1.00	February 28, 2003
22,959	2.00	February 27, 2004
30,000	2.00	April 29, 2003
37,500	1.00	December 31, 2003

During fiscal 2001 the Company sold 1,362,112 shares of its common stock in four separate transactions. Net proceeds after issuance costs were approximately $1,400,000. In connection with these sales, the Company also issued warrants to the purchasers as follows:

Shares Under Warrant	Exercise Price	Expiration Date
51,020	$1.00	December 31, 2002
20,408	1.00	February 28, 2003
51,020	2.00	December 31, 2003
20,408	2.00	February 27, 2004

A summary of the Company's outstanding warrants and activity is as follows:

	2002		2001	
	Warrants Shares Under Options	Weighted Average Exercise Price	Warrants Shares Under Options	Weighted Average Exercise Price
Outstanding at beginning of year	292,856	$3.13	350,000	$2.00
Granted	113,418	1.70	142,856	1.50
Exercised	—	—	—	—
Forfeited	—	—	200,000	2.00
Outstanding and exercisable at end of year	406,274	$1.68	292,856	$1.76

Stock Incentive Plans

In December 1988, the Board of Directors approved a stock incentive plan. Under this plan 58,824 shares of common stock have been reserved for issuance to participants, defined as any person or firm providing services to the Company. The common stock will be granted at the discretion of the Board of Directors and a cash payment equal to twenty percent of the value of the stock granted will be paid to the participant. Granting of stock under this plan is intended to encourage a continued relationship and services by the participant and to reward creative or noteworthy efforts by the participant.

The stock is 100 percent forfeitable if the services of the participant are terminated within two years of the grant of stock and 50 percent forfeitable if services are terminated after two years but less than three years from the grant of stock.

A balance of 58,224 shares is available for issuance under this plan at September 30, 2002. No stock has been issued under this plan since fiscal 1990.

In June 1994, the Company's Board of Directors approved a Director Stock Compensation Plan and has reserved 20,000 shares of the Company's common stock for issuance in exchange for services provided to the Company outside of their regular duties as directors. All members of the Board of Directors will be eligible to receive shares under the plan. A balance of 20,000 shares is available for issuance under this plan at September 30, 2002. No shares have been issued since fiscal 1994.

Stock Grant

In June 2001, the Company granted 23,333 shares of common stock to an executive in connection with an employment agreement. Compensation expense totaling $0 and $17,500 are included in the accompanying statements of operation for the years ended September 30, 2002 and 2001, respectively.

Note O—Gain on Sale of Technology

On July 23, 2002, the Company sold its patents, trademarks and licenses associated with its Gerodisc type differentials and couplings for vertical drivelines in exchange for $1,000,000. Subject to the performance of certain Gerodisc liscencees, the Company may receive up to an additional $500,000. Furthermore, the Company will receive a royalty of $2 per unit sale during the period from 2005 through 2009, up to a maximum of $1,000,000 in the aggregate. Included in other income is $1,000,000 representing the gain on sale. Contingent payments which maybe received in the future will be recorded as income when received.

FORM 10-KSB

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002, WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. REQUESTS ARE TO BE SENT TO THE CHIEF FINANCIAL OFFICER, McLAREN PERFORMANCE TECHNOLOGIES, INC., 32233 WEST EIGHT MILE ROAD, LIVONIA, MICHIGAN 48152.

DIRECTORS

NICHOLAS P. BARTOLINI
Principal, Bartolini Associates

LAWRENCE COHEN
Former Chairman of the Board of the Company

STEPHEN D. DAVIS
Vice Chairman of the Board

HAYDEN H. HARRIS
Chairman of the Board
President, EDM, Inc.

DAVID D. JONES
Retired CEO of Outboard Marine Corporation

WILEY R. McCOY
Executive Vice President and COO of
McLaren Performance Technologies, Inc.

ROBERT J. SINCLAIR
Retired Chairman and CEO of
SAAB Cars USA, Inc.

AMHERST H. TURNER
Retired CEO of G.T. Products, Inc.

OFFICERS

WILEY R. McCOY
Chief Executive Officer

GEOFFREY C. OWEN
President and Chief Operating Officer

CHRIS J. PANZL
Chief Financial Officer/
Secretary, Vice President and Treasurer

McLAREN PERFORMANCE TECHNOLOGIES, INC.
32233 West Eight Mile Road
Livonia, Michigan 48152
(248) 477-6240